The WMarketplace Inc.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2022, and 2021

1. ORGANIZATION AND PURPOSE

The WMarketplace Inc. (the "Company"), is a [Corporation] organized under the laws of the State of [Washington]. The Company operates a new and modern approach to online shopping. It is the values-driven online direct to consumer sales channel that empowers women business owners, by delivering a curated, engaged audience of female consumers to enhance the power of women worldwide. The Company has built a unique ecosystem where shoppers support women in business by buying their products, hiring women service providers, and connecting with organizations that support women and girls. The Company's headquarters are in Seattle, Washington. The company began operations in 2020.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on [December 31.]

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal year(s) ended 2021 and 2022 fiscal year end dates cover by financials, the Company's cash positions include its operating bank account.

The WMarketplace, Inc.
Balance Sheet Summary
As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	39,306.25
Accounts Receivable	37,929.17
Other Current Assets	1,151.98
Total Current Assets	$ 78,387.40
Fixed Assets	270,833.00
TOTAL ASSETS	$ 349,220.40
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	4,480.00
Credit Cards	12,402.62
Other Current Liabilities	16,874.94
Total Current Liabilities	$ 33,757.56
Total Liabilities	$ 33,757.56
Equity	315,462.84
TOTAL LIABILITIES AND EQUITY	$ 349,220.40

The WMarketplace, Inc.
Profit and Loss
January - December 2021

	Total	
Income		
Total Income	$	**118,256.12**
Cost of Goods Sold		
Total 5000 COGS	$	40,878.66
Total Cost of Goods Sold	$	40,878.66
Gross Profit	$	77,377.46
Expenses		
Total Expenses	$	303,000.44
Net Operating Income	-$	225,622.98
Other Income		
7000 Other Non-Operating Income		327.67
Total Other Income	$	327.67
Net Other Income	$	327.67
Net Income	-$	225,295.31

The WMarketplace, Inc.
Statement of Cash Flows
January - December 2021

		Total
OPERATING ACTIVITIES		
Net Income		-225,295.31
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	22,443.30
Net cash provided by operating activities	-$	247,738.61
INVESTING ACTIVITIES		
Platform		-270,833.00
Net cash provided by investing activities	-$	270,833.00
FINANCING ACTIVITIES		
Proions LLC Equity		250,000.00
Synergy Technology Investment		270,833.00
Net cash provided by financing activities	$	520,833.00
Net cash increase for period	$	2,261.39
Cash at beginning of period		37,044.86
Cash at end of period	$	39,306.25

The WMarketplace Inc.
Statement of Shareholder's Equity
Year Ending December 31, 2021

Balance on January 1	$	19,925.15
Issued Shares for cash	$	9,000,000.00
Purchase of treasury stock		
Not Income	-$	225,295.00
Cash dividends		
stock dividends		
Balance on December 31	$	315,462.84

The WMarketplace, Inc.
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	781,875.47
Accounts Receivable	1,213.16
Other Current Assets	15,966.84
Total Current Assets	$ 799,055.47
Fixed Assets	252,388.28
Other Assets	8,880.69
TOTAL ASSETS	$ 1,060,324.44
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	5,875.00
Credit Cards	20,959.84
Other Current Liabilities	3,249.15
Total Current Liabilities	$ 30,083.99
Total Liabilities	$ 30,083.99
Equity	1,030,240.45
TOTAL LIABILITIES AND EQUITY	$ 1,060,324.44

The WMarketplace, Inc.
Profit and Loss
January - December 2022

	Total
Income	
Total Income	$ 115,560.54
Total Cost of Goods Sold	$ 53,518.53
Gross Profit	$ 62,042.01
Expenses	
Total Expenses	$ 720,101.90
Net Operating Income	-$ 658,059.89
Total Other Income	$ 2,773.08
Other Expenses	
Total Other Expenses	$ 805.20
Net Other Income	$ 1,967.88
Net Income	-$ 656,092.01

The WMarketplace, Inc.
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		-656,092.01
Short-Term Loan Payable to K. Isler		-6,825.33
WSST Payable		-1,708.68
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	**20,741.14**
Net cash provided by operating activities	-$	**635,350.87**
INVESTING ACTIVITIES		
Fixed Asset Computers		-2,388.28
Platform		20,833.00
Domain Name		-8,880.69
Net cash provided by investing activities	$	**9,564.03**
FINANCING ACTIVITIES		
Seed Funding		1,391,702.62
Synergy Technology Investment		-20,833.00
Net cash provided by financing activities	$	**1,370,869.62**
Net cash increase for period	$	**745,082.78**
Cash at beginning of period		39,306.25

The WMarketplace Inc.
Statement of Shareholder's Equity
Year Ending December 31, 2022

Balance on January 1	$	315,462.84
Issued Shares for cash	$	9,000,000.00
Purchase of treasury stock		
Not Income	-$	654,343.96
Cash dividends		
stock dividends		
Balance on December 31	$	1,030,240.45